(Translation)

File No. 82-34816

June 28, 2007

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Dissolution of Subsidiary

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") has determined to dissolve its subsidiary, Sega Sammy Investment Co., Ltd., as described below:

Description

1. Outline of the subsidiary:

(1)	Trade name:	Sega Sammy Investment Co., Ltd.
(2)	Location of head office:	Shiodome Sumitomo Building, 1-9-2, Higashi-Shinbashi , Minato-ku, Tokyo
(3)	Representative:	Tadashi Ishida
(4)	Business:	Investment, etc.
(5)	Date of incorporation:	April 21, 2000
(6)	Capital:	¥10,000,000
(7)	Shareholder:	SEGA SAMMY HOLDINGS INC.: 100%

2. Reason for the dissolution:

Sega Sammy Investment Co., Ltd., which has held 6,109,000 shares (ratio of voting rights: 14.40%) of TMS Entertainment Co., Ltd., a subsidiary of the Company, has determined to transfer all of the shares to the Company and dissolve itself.

3. Schedule of the dissolution:

June 29, 2007:	Resolution for dissolution at the ordinary general meeting of shareholders (expected)
October 2007:	Completion of liquidation (expected)

4. Impact on operating results:

The said dissolution will have no significant impact on the Company's consolidated operating results.

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END